Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Jefferies Credit Partners BDC Inc.

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Company’s Tender Offer.

July 1, 2026

Dear Stockholder:

We are writing to inform you of important dates relating to the tender offer by Jefferies Credit Partners BDC Inc. (the “Company”). The Company generally gives stockholders the opportunity to tender shares of the Company (“Shares”) for repurchase on a quarterly basis since shares are not generally redeemable for cash or traded on a stock exchange. Shares may be tendered for repurchase during one of the Company’s quarterly repurchase offers. If you are not interested in tendering any of your shares at this time, please disregard this notice and take no action.

The tender offer period will begin on July 1, 2026, and end on July 30, 2026 (at 11:59 P.M., ET). Tenders of Shares may be withdrawn until July 30, 2026 (11:59 P.M., ET).

Should you wish to tender any of your Shares for purchase by the Company, please complete and return the enclosed Letter of Transmittal by no later than July 30, 2026. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Company by mail or email in good order no later than July 30, 2026.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (212) 778-8752, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern Time.

No commission will be payable to the Company in connection with the Offer; however, Shares tendered within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% of the net asset value of the Shares repurchased by the Company (“Early Repurchase Deduction”). Shares issued pursuant to the Company’s Distribution Reinvestment Plan shall not be subject to the Early Repurchase Deduction. The Early Repurchase Deduction will be made by reducing the purchase amount for Shares acquired pursuant to the Offer (i.e., Shares that have not been outstanding for at least 12 months of the original issue date will be repurchased at 98% of their net asset value). The 12-month holding period is measured as of the subscription closing date immediately following the prospective repurchase date.

Special Note for Stockholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected stockholders seeking RMDs by participating in the Company’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all stockholders. Please plan accordingly.

* Jefferies Credit Management LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

Sincerely,

Jefferies Credit Partners BDC Inc.